UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Executive Officer / CFO

April 23, 2010

To whom it may concern:

Company:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Code:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Corrections (including corrections of figures) to “Financial Statements for Fiscal

2008 <Under Japanese GAAP>” and other documents

Mizuho Financial Group, Inc. hereby announces partial corrections to its “Financial Statements for Fiscal 2008” and “SUMMARY OF FINANCIAL RESULTS for Fiscal 2008” announced on May 15, 2009 and “SELECTED FINANCIAL INFORMATION for Fiscal 2008” disclosed on May 15, 2009 and corrected on December 25, 2009, each as shown in the appendix hereto.

Contact: Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel. 81-3-5224-2026

(Appendix)

¡ Corrections

The corrections are underlined.

[Financial Statements for Fiscal 2008]

Page	Item	Before correction	After correction

1-1	1. Financial Highlights for Fiscal 2008 (for the fiscal year ended March 31, 2009) (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS) Fiscal 2008	10.55%	10.53%

1-6	1. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS (2) Analysis of Financial Conditions	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 10.55% (preliminary).	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 10.53% (preliminary).

1-6	Same as above Table Basel II March 31, 2009	10.55%	10.53%
[SUMMARY OF FINANCIAL RESULTS for Fiscal 2008]

Page	Item	Before correction	After correction
2-3	II. Financial Soundness Table Consolidated Capital Adequacy Ratio March 31, 2009	10.55%	10.53%
	Change from March 31, 2008	-1.15%	-1.17%

2-3	Same as above Table Total Risk-based Capital March 31, 2009	6,226.9	6,223.6
	Change from March 31, 2008	-1,481.3	-1,484.6

2-3	Same as above Table Tier 1 Capital Ratio March 31, 2009	6.38%	6.37%
	Change from March 31, 2008	-1.02%	-1.03%

2-3	Same as above Table Tier 1 Capital March 31, 2009	3,766.3	3,765.0
	Change from March 31, 2008	-1,113.8	-1,115.1

[SELECTED FINANCIAL INFORMATION]

  For Fiscal 2008

P.3-19 I. FINANCIAL DATA FOR FISCAL 2008

9. Capital Adequacy Ratio

(Before correction)

Consolidated

		(%, Billions of yen)
Mizuho Financial Group BIS Standard		As of March 31, 2009 (Preliminary)	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
(1)	Capital Adequacy Ratio	10.55	(0.90)	(1.15)	11.45	11.70
	Tier 1 Capital Ratio	6.38	(0.98)	(1.02)	7.36	7.40
(2)	Tier 1 Capital	3,766.3	(980.7)	(1,113.8)	4,747.0	4,880.1
	Other	(62.6)	(20.7)	3.6	(41.9)	(66.2)
(3)	Tier 2 Capital	2,879.9	(91.5)	(341.9)	2,971.4	3,221.8
	Tier 2 Capital Included as Qualifying Capital	2,793.8	(177.6)	(427.9)	2,971.4	3,221.8
(4)	Deductions for Total Risk-based Capital	333.2	(4.0)	(60.4)	337.3	393.6
(5)	Total Risk-based Capital (2)+(3)-(4)	6,226.9	(1,154.2)	(1,481.3)	7,381.2	7,708.3
(6)	Risk-weighted Assets	58,983.9	(5,480.9)	(6,888.9)	64,464.8	65,872.8
	Credit Risk Assets	54,159.3	(4,977.2)	(6,024.5)	59,136.6	60,183.8
	On-balance-sheet Items	43,561.6	(5,128.2)	(5,426.4)	48,689.8	48,988.0
	Off-balance-sheet Items	10,597.7	150.9	(598.0)	10,446.7	11,195.8

(After correction) Consolidated

		(%, Billions of yen)
Mizuho Financial Group BIS Standard		As of March 31, 2009 (Preliminary)	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
(1)	Capital Adequacy Ratio	10.53	(0.92)	(1.17)	11.45	11.70
	Tier 1 Capital Ratio	6.37	(0.99)	(1.03)	7.36	7.40
(2)	Tier 1 Capital	3,765.0	(982.0)	(1,115.1)	4,747.0	4,880.1
	Other	(63.9)	(22.0)	2.2	(41.9)	(66.2)
(3)	Tier 2 Capital	2,879.9	(91.5)	(341.9)	2,971.4	3,221.8
	Tier 2 Capital Included as Qualifying Capital	2,793.1	(178.2)	(428.6)	2,971.4	3,221.8
(4)	Deductions for Total Risk-based Capital	334.5	(2.7)	(59.1)	337.3	393.6
(5)	Total Risk-based Capital (2)+(3)-(4)	6,223.6	(1,157.5)	(1,484.6)	7,381.2	7,708.3
(6)	Risk-weighted Assets	59,056.2	(5,408.6)	(6,816.6)	64,464.8	65,872.8
	Credit Risk Assets	54,231.6	(4,904.9)	(5,952.2)	59,136.6	60,183.8
	On-balance-sheet Items	43,629.3	(5,060.4)	(5,358.7)	48,689.8	48,988.0
	Off-balance-sheet Items	10,602.3	155.5	(593.4)	10,446.7	11,195.8

SELECTED FINANCIAL INFORMATION

For Fiscal 2008

P.3-20 I. FINANCIAL DATA FOR FISCAL 2008

9. Capital Adequacy Ratio

(Before correction)

Consolidated

	(%, Billions of yen)
Mizuho Bank Domestic Standard	As of March 31, 2009 (Preliminary)	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
(1) Capital Adequacy Ratio	11.78	0.20	(0.19)	11.58	11.97
Tier 1 Capital Ratio	6.66	(0.13)	(0.62)	6.79	7.28
(2) Tier 1 Capital	1,696.9	(168.8)	(335.4)	1,865.8	2,032.4
		(omitted)
(4) Deductions for Total Risk-based Capital	76.8	15.3	5.4	61.5	71.3
(5) Total Risk-based Capital (2)+(3)-(4)	3,002.7	(181.1)	(336.8)	3,183.8	3,339.6
(6) Risk-weighted Assets	25,478.3	(2,000.5)	(2,410.4)	27,478.9	27,888.8

Mizuho Trust & Banking BIS Standard
(1) Capital Adequacy Ratio	13.37	0.45	(2.50)	12.92	15.87
Tier 1 Capital Ratio	8.21	0.32	(1.95)	7.89	10.16
(2) Tier 1 Capital	251.3	(50.6)	(123.4)	301.9	374.8
(3) Tier 2 Capital	163.0	(35.3)	(55.5)	198.4	218.6
(4) Deductions for Total Risk-based Capital	5.1	(1.0)	(3.0)	6.2	8.2
(5) Total Risk-based Capital (2)+(3)-(4)	409.2	(84.9)	(175.9)	494.2	585.2
(6) Risk-weighted Assets	3,060.0	(763.8)	(627.3)	3,823.9	3,687.3

(Reference) Mizuho Bank BIS Standard
(2) Tier 1 Capital	1,508.7	(357.1)	(523.6)	1,865.8	2,032.4
(3) Tier 2 Capital	1,301.4	(78.1)	(77.1)	1,379.6	1,378.6
(4) Deductions for Total Risk-based Capital	74.4	12.8	2.9	61.5	71.4
(5) Total Risk-based Capital (2)+(3)-(4)	2,735.7	(448.1)	(603.8)	3,183.8	3,339.6
(6) Risk-weighted Assets	25,891.5	(1,759.1)	(2,221.9)	27,650.6	28,113.4

(After correction)

Consolidated

	(%, Billions of yen)
Mizuho Bank Domestic Standard	As of March 31, 2009 (Preliminary)	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
(1) Capital Adequacy Ratio	11.77	0.19	(0.20)	11.58	11.97
Tier 1 Capital Ratio	6.65	(0.14)	(0.63)	6.79	7.28
(2) Tier 1 Capital	1,696.5	(169.2)	(335.8)	1,865.8	2,032.4
		(omitted)
(4) Deductions for Total Risk-based Capital	77.3	15.7	5.9	61.5	71.3
(5) Total Risk-based Capital (2)+(3)-(4)	3,001.8	(182.0)	(337.7)	3,183.8	3,339.6
(6) Risk-weighted Assets	25,497.9	(1,980.9)	(2,390.9)	27,478.9	27,888.8

Mizuho Trust & Banking BIS Standard
(1) Capital Adequacy Ratio	13.32	0.40	(2.55)	12.92	15.87
Tier 1 Capital Ratio	8.18	0.29	(1.98)	7.89	10.16
(2) Tier 1 Capital	250.9	(51.0)	(123.8)	301.9	374.8
(3) Tier 2 Capital	162.8	(35.6)	(55.7)	198.4	218.6
(4) Deductions for Total Risk-based Capital	5.5	(0.6)	(2.6)	6.2	8.2
(5) Total Risk-based Capital (2)+(3)-(4)	408.2	(85.9)	(176.9)	494.2	585.2
(6) Risk-weighted Assets	3,064.2	(759.6)	(623.1)	3,823.9	3,687.3

(Reference) Mizuho Bank BIS Standard
(2) Tier 1 Capital	1,508.2	(357.5)	(524.1)	1,865.8	2,032.4
(3) Tier 2 Capital	1,301.2	(78.4)	(77.4)	1,379.6	1,378.6
(4) Deductions for Total Risk-based Capital	74.8	13.2	3.4	61.5	71.4
(5) Total Risk-based Capital (2)+(3)-(4)	2,734.6	(449.2)	(604.9)	3,183.8	3,339.6
(6) Risk-weighted Assets	25,885.9	(1,764.6)	(2,227.5)	27,650.6	28,113.4

[SELECTED FINANCIAL INFORMATION]

  For Fiscal 2008

P.3-38 III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

(Before correction)

Consolidated

	(Billions of yen)
(Reference)	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Tier I Capital (B)	3,766.3	(980.7)	(1,113.8)	4,747.0	4,880.1

Non-Consolidated Mizuho Bank (Reference)	(Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Tier I Capital (D)	1,645.4	(150.7)	(241.7)	1,796.1	1,887.1

Mizuho Trust & Banking (Reference)
Tier I Capital (D)	247.9	(45.4)	(118.0)	293.3	366.0

Aggregated Figures of the Three Banks (Reference)
Tier I Capital (D)	3,756.0	(974.6)	(1,003.0)	4,730.6	4,759.1

(After correction)

Consolidated

	(Billions of yen)
(Reference)	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Tier I Capital (B)	3,765.0	(982.0)	(1,115.1)	4,747.0	4,880.1

Non-Consolidated Mizuho Bank (Reference)	(Billions of yen)
	As of March 31, 2009	Change from September 30, 2008	Change from March 31, 2008	As of September 30, 2008	As of March 31, 2008
Tier I Capital (D)	1,644.9	(151.1)	(242.2)	1,796.1	1,887.1

Mizuho Trust & Banking
(Reference)
Tier I Capital (D)	247.4	(45.9)	(118.5)	293.3	366.0

Aggregated Figures of the Three Banks
(Reference)
Tier I Capital (D)	3,755.1	(975.5)	(1,004.0)	4,730.6	4,759.1

April 23, 2010

To whom it may concern:

Company:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Code:	8411
(First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Corrections (including corrections of figures) to “Financial Statements for the

Second Quarter of Fiscal 2009 (Six months ended September 30, 2009) <Under

Japanese GAAP>” and other documents

Mizuho Financial Group, Inc. hereby announces partial corrections to its “Financial Statements for the Second Quarter of Fiscal 2009 (Six months ended September 30, 2009),” “SUMMARY OF FINANCIAL RESULTS for the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009)” and “SELECTED FINANCIAL INFORMATION for the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009)” disclosed on November 13, 2009 and corrected on December 25, 2009, each as shown in the appendix hereto.

Contact: Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel. 81-3-5224-2026

(Appendix)

¡Corrections

The corrections are underlined.

[Financial Statements for the Second Quarter of Fiscal 2009

  (Six months ended September 30, 2009)]

Page	Item	Before correction	After correction
1-1	1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2009 (for the six months ended September 30, 2009) (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS Standard) 1H F2009	12.91%	12.89%

1-1	1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2009 (for the six months ended September 30, 2009) (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS Standard) Fiscal 2008	10.55%	10.53%
1-5	QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS 2. Qualitative Information related to the Consolidated Financial Conditions	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 12.91% (preliminary).	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 12.89% (preliminary).

1-5	Same as above Table Basel II March 31, 2009	10.55%	10.53%

1-5	Same as above Table Basel II September 30, 2009	12.91%	12.89%

[SUMMARY OF FINANCIAL RESULTS for the Second Quarter (First Half) of Fiscal 2009

(Six months ended September 30, 2009)]

Page	Item	Before correction	After correction
2-3	II. Financial Soundness	(omitted) Our Consolidated Capital Adequacy Ratio was 12.91%, an improvement of 2.36% from that as of March 31, 2009.	(omitted) Our Consolidated Capital Adequacy Ratio was 12.89%, an improvement of 2.36% from that as of March 31, 2009.

2-3	Same as above Table Consolidated Capital Adequacy Ratio September 30, 2009	12.91%	12.89%

2-3	Same as above Table Total Risk-based Capital September 30, 2009	7,632.6	7,630.0
	Change from Mar. 31, 2009	1,405.6	1,406.3

2-3	Same as above Table Tier 1 Capital Ratio September 30, 2009	8.71%	8.69%
	Change from Mar. 31, 2009	2.33%	2.32%

2-3	Same as above Table Tier 1 Capital September 30, 2009	5,148.7	5,147.4

2-3	Same as above Table Prime Capital Ratio September 30, 2009	5.37%	5.36%

2-3	III. Disciplined Capital Management

(omitted)

More specifically, our medium-term target is to increase our consolidated Tier 1 capital ratio to 8% level, and we aim to maintain our prime capital at a level of more than half of our Tier 1 capital. As of September 30, 2009, our consolidated Tier 1 capital ratio and our prime capital ratio were 8.71% and 5.37%, respectively.

(omitted)

More specifically, our medium-term target is to increase our consolidated Tier 1 capital ratio to 8% level, and we aim to maintain our prime capital at a level of more than half of our Tier 1 capital. As of September 30, 2009, our consolidated Tier 1 capital ratio and our prime capital ratio were 8.69% and 5.36%, respectively.

[SELECTED FINANCIAL INFORMATION]

For the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009)

P.3-19 I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2009

9. Capital Adequacy Ratio

(Before correction)

Consolidated

Mizuho Financial Group BIS Standard	(%, Billions of yen)
	As of September 30, 2009 (Preliminary)	Change from March 31, 2009	As of March 31, 2009
(1) Capital Adequacy Ratio	12.91	2.36	10.55
Tier 1 Capital Ratio	8.71	2.33	6.38
(2) Tier 1 Capital	5,148.7	1,382.3	3,766.3
Other	(103.0)	(40.3)	(62.6)
(3) Tier 2 Capital	2,733.4	(146.4)	2,879.9
Tier 2 Capital Included as Qualifying Capital	2,733.4	(60.3)	2,793.8
(4) Deductions for Total Risk-based Capital	249.5	(83.7)	333.2
(5) Total Risk-based Capital (2)+(3)-(4)	7,632.6	1,405.6	6,226.9
(6) Risk-weighted Assets	59,102.3	118.3	58,983.9
Credit Risk Assets	53,802.2	(357.0)	54,159.3
On-balance-sheet Items	44,019.0	457.4	43,561.6
Off-balance-sheet Items	9,783.1	(814.5)	10,597.7
(Reference)
Prime Capital Ratio *	5.37	2.25	3.12

(After correction)

Consolidated

Mizuho Financial Group BIS Standard	(%, Billions of yen)
	As of September 30, 2009 (Preliminary)	Change from March 31, 2009	As of March 31, 2009
(1) Capital Adequacy Ratio	12.89	2.36	10.53
Tier 1 Capital Ratio	8.69	2.32	6.37
(2) Tier 1 Capital	5,147.4	1,382.3	3,765.0
Other	(104.3)	(40.3)	(63.9)
(3) Tier 2 Capital	2,733.4	(146.4)	2,879.9
Tier 2 Capital Included as Qualifying Capital	2,733.4	(59.7)	2,793.1
(4) Deductions for Total Risk-based Capital	250.8	(83.7)	334.5
(5) Total Risk-based Capital (2)+(3)-(4)	7,630.0	1,406.3	6,223.6
(6) Risk-weighted Assets	59,170.0	113.8	59,056.2
Credit Risk Assets	53,869.9	(361.6)	54,231.6
On-balance-sheet Items	44,084.7	455.3	43,629.3
Off-balance-sheet Items	9,785.2	(817.0)	10,602.3
(Reference)
Prime Capital Ratio *	5.36	2.25	3.11

[SELECTED FINANCIAL INFORMATION]

For the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009)

P.3-20	I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2009

9. Capital Adequacy Ratio

(Before correction)

Consolidated

	(%, Billions of yen)
Mizuho Bank Domestic Standard	As of September 30, 2009 (Preliminary)	Change from March 31, 2009	As of March 31, 2009
(1) Capital Adequacy Ratio	12.79	1.01	11.78
Tier 1 Capital Ratio	7.50	0.84	6.66
(2) Tier 1 Capital	1,837.1	140.1	1,696.9
(omitted)
(4) Deductions for Total Risk-based Capital	62.1	(14.7)	76.8
(5) Total Risk-based Capital (2)+(3)-(4)	3,130.9	128.2	3,002.7
(6) Risk-weighted Assets	24,472.1	(1,006.2)	25,478.3

Mizuho Trust & Banking BIS Standard
(1) Capital Adequacy Ratio	13.84	0.47	13.37
Tier 1 Capital Ratio	8.76	0.55	8.21
(2) Tier 1 Capital	268.6	17.2	251.3
(3) Tier 2 Capital	163.6	0.6	163.0
(4) Deductions for Total Risk-based Capital	8.0	2.9	5.1
(5) Total Risk-based Capital (2)+(3)-(4)	424.2	14.9	409.2
(6) Risk-weighted Assets	3,065.0	4.9	3,060.0

(Reference)
Mizuho Bank BIS Standard
(1) Capital Adequacy Ratio	12.76	2.20	10.56
Tier 1 Capital Ratio	7.46	1.64	5.82
(2) Tier 1 Capital	1,837.1	328.4	1,508.7
(3) Tier 2 Capital	1,366.9	65.4	1,301.4
(4) Deductions for Total Risk-based Capital	62.2	(12.1)	74.4
(5) Total Risk-based Capital (2)+(3)-(4)	3,141.8	406.1	2,735.7
(6) Risk-weighted Assets	24,604.0	(1,287.4)	25,891.5

(After correction)

Consolidated

	(%, Billions of yen)
Mizuho Bank Domestic Standard	As of September 30, 2009 (Preliminary)	Change from March 31, 2009	As of March 31, 2009
(1) Capital Adequacy Ratio	12.77	1.00	11.77
Tier 1 Capital Ratio	7.49	0.84	6.65
(2) Tier 1 Capital	1,836.2	139.7	1,696.5
(omitted)
(4) Deductions for Total Risk-based Capital	63.0	(14.3)	77.3
(5) Total Risk-based Capital (2)+(3)-(4)	3,129.2	127.3	3,001.8
(6) Risk-weighted Assets	24,493.7	(1,004.1)	25,497.9

Mizuho Trust & Banking BIS Standard
(1) Capital Adequacy Ratio	13.60	0.28	13.32
Tier 1 Capital Ratio	8.62	0.44	8.18
(2) Tier 1 Capital	268.1	17.2	250.9
(3) Tier 2 Capital	163.6	0.8	162.8
(4) Deductions for Total Risk-based Capital	8.5	2.9	5.5
(5) Total Risk-based Capital (2)+(3)-(4)	423.3	15.0	408.2
(6) Risk-weighted Assets	3,110.9	46.6	3,064.2

(Reference)
Mizuho Bank BIS Standard
(1) Capital Adequacy Ratio	12.75	2.19	10.56
Tier 1 Capital Ratio	7.45	1.63	5.82
(2) Tier 1 Capital	1,836.2	328.0	1,508.2
(3) Tier 2 Capital	1,366.9	65.6	1,301.2
(4) Deductions for Total Risk-based Capital	63.1	(11.7)	74.8
(5) Total Risk-based Capital (2)+(3)-(4)	3,140.0	405.4	2,734.6
(6) Risk-weighted Assets	24,625.6	(1,260.2)	25,885.9

[SELECTED FINANCIAL INFORMATION]

  For the Second Quarter (First Half) of Fiscal 2009 (Six months ended September 30, 2009)

P.3-41 III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

(Before correction)

Consolidated

	(Billions of yen)
(Reference)	As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Tier I Capital (B)	5,148.7	1,382.3	401.6	3,766.3	4,747.0

Non-Consolidated Mizuho Bank (Reference)	(Billions of yen)
	As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Tier I Capital (D)	1,798.2	152.7	2.0	1,645.4	1,796.1

Mizuho Trust & Banking
(Reference)
Tier I Capital (D)	266.7	18.8	(26.5)	247.9	293.3
(C)/(D) (%)	13.3	(6.8)	(2.3)	20.2	15.7

Aggregated Figures of the Three Banks
(Reference)
Tier I Capital (D)	5,201.9	1,445.8	471.2	3,756.0	4,730.6

(After correction)

Consolidated

	(Billions of yen)
(Reference)	As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Tier I Capital (B)	5,147.4	1,382.3	400.3	3,765.0	4,747.0

Non-Consolidated Mizuho Bank (Reference)	(Billions of yen)
	As of September 30, 2009	Change from March 31, 2009	Change from September 30, 2008	As of March 31, 2009	As of September 30, 2008
Tier I Capital (D)	1,797.3	152.3	1.1	1,644.9	1,796.1

Mizuho Trust & Banking
(Reference)
Tier I Capital (D)	266.3	18.9	(26.9)	247.4	293.3
(C)/(D) (%)	13.3	(6.9)	(2.3)	20.2	15.7

Aggregated Figures of the Three Banks
(Reference)
Tier I Capital (D)	5,200.5	1,445.4	469.9	3,755.1	4,730.6

April 23, 2010

To whom it may concern:

Company:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Code:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Corrections to “Announcement regarding Capital Adequacy Ratio as of June 30, 2009”

and “Announcement regarding Capital Adequacy Ratio as of December 31, 2009”

Mizuho Financial Group, Inc. hereby announces partial corrections to its “Announcement regarding Capital Adequacy Ratio as of June 30, 2009” disclosed on August 14, 2009 and corrected on December 25, 2009 and “Announcement regarding Capital Adequacy Ratio as of December 31, 2009” disclosed on February 12, 2010, each as shown in the appendix hereto.

Contact: Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel. 81-3-5224-2026

Appendix

[Capital Adequacy Ratio as of June 30, 2009]

Capital Adequacy Ratio

(Before correction)

		(%, Billions of yen)
Mizuho Financial Group (BIS Standard)		As of June 30, 2009	Change from March 31, 2009	As of March 31, 2009
(1)	Consolidated Capital Adequacy Ratio	11.45	0.90	10.55
	Tier 1 Capital Ratio	7.36	0.98	6.38
(2)	Tier 1 Capital	4,415.9	649.6	3,766.3
(3)	Tier 2 Capital	2,710.8	(82.9)	2,793.8
(4)	Deductions for Total Risk-based Capital	258.5	(74.6)	333.2
(5)	Total Risk-based Capital (2)+(3)-(4)	6,868.2	641.3	6,226.9
(6)	Risk-weighted Assets	59,960.1	976.1	58,983.9
(7)	Total Required Capital (6)X8%	4,796.8	78.0	4,718.7
(Reference)
Prime Capital Ratio ø		4.21	1.09	3.12

(After correction)

		(%, Billions of yen)
Mizuho Financial Group (BIS Standard)		As of June 30, 2009	Change from March 31, 2009	As of March 31, 2009
(1)	Consolidated Capital Adequacy Ratio	11.42	0.89	10.53
	Tier 1 Capital Ratio	7.34	0.97	6.37
(2)	Tier 1 Capital	4,414.3	649.3	3,765.0
(3)	Tier 2 Capital	2,710.8	(82.3)	2,793.1
(4)	Deductions for Total Risk-based Capital	260.1	(74.3)	334.5
(5)	Total Risk-based Capital (2)+(3)-(4)	6,865.0	641.3	6,223.6
(6)	Risk-weighted Assets	60,081.0	1,024.8	59,056.2
(7)	Total Required Capital (6)X8%	4,806.4	81.9	4,724.4
(Reference)
Prime Capital Ratio ø		4.20	1.09	3.11

Appendix

(Before correction)

		Consolidated			Non-consolidated
Mizuho Bank (Domestic Standard)		As of June 30, 2009	Change from March 31, 2009	As of March 31, 2009	As of June 30, 2009
(1)	Capital Adequacy Ratio	11.80	0.02	11.78	11.83
	Tier 1 Capital Ratio	6.86	0.20	6.66	6.86
(2)	Tier 1 Capital	1,712.5	15.5	1,696.9	1,660.8
(omitted)
(4)	Deductions for Total Risk-based Capital	75.6	(1.2)	76.8	99.9
(5)	Total Risk-based Capital (2)+(3)-(4)	2,943.3	(59.3)	3,002.7	2,866.3
(6)	Risk-weighted Assets	24,934.2	(544.1)	25,478.3	24,209.9
(7)	Total Required Capital (6)X8%	1,994.7	(43.5)	2,038.2	1,936.7

Mizuho Trust & Banking (BIS Standard)
(1)	Capital Adequacy Ratio	12.71	(0.66)	13.37	12.82
	Tier 1 Capital Ratio	8.17	(0.04)	8.21	8.21
(2)	Tier 1 Capital	259.3	8.0	251.3	256.9
(3)	Tier 2 Capital	152.1	(10.9)	163.0	151.5
(4)	Deductions for Total Risk-based Capital	7.9	2.8	5.1	7.5
(5)	Total Risk-based Capital (2)+(3)-(4)	403.5	(5.7)	409.2	400.9
(6)	Risk-weighted Assets	3,173.2	113.1	3,060.0	3,126.3
(7)	Total Required Capital (6)X8%	253.8	9.0	244.8	250.1
ø The figures of Mizuho Trust & Banking (BIS Standard) before correction reflect the corrections announced on December 25, 2009.

(Reference)
Mizuho Bank (BIS Standard)
(2)	Tier 1 Capital	1,670.9	162.2	1,508.7	1,615.6
(3)	Tier 2 Capital	1,306.4	5.0	1,301.4	1,305.4
(4)	Deductions for Total Risk-based Capital	75.7	1.3	74.4	100.0
(5)	Total Risk-based Capital (2)+(3)-(4)	2,901.7	165.9	2,735.7	2,821.0
(6)	Risk-weighted Assets	25,157.9	(733.5)	25,891.5	24,425.1
(7)	Total Required Capital (6)X8%	2,012.6	(58.6)	2,071.3	1,954.0

(After correction)

		Consolidated			Non-consolidated
Mizuho Bank (Domestic Standard)		As of June 30, 2009	Change from March 31, 2009	As of March 31, 2009	As of June 30, 2009
(1)	Capital Adequacy Ratio	11.80	0.03	11.77	11.83
	Tier 1 Capital Ratio	6.86	0.21	6.65	6.86
(2)	Tier 1 Capital	1,712.5	16.0	1,696.5	1,660.8
(omitted)
(4)	Deductions for Total Risk-based Capital	75.6	(1.6)	77.3	99.9
(5)	Total Risk-based Capital (2)+(3)-(4)	2,943.3	(58.4)	3,001.8	2,866.3
(6)	Risk-weighted Assets	24,934.2	(563.6)	25,497.9	24,209.9
(7)	Total Required Capital (6)X8%	1,994.7	(45.0)	2,039.8	1,936.7

Mizuho Trust & Banking (BIS Standard)
(1)	Capital Adequacy Ratio	12.61	(0.71)	13.32	12.72
	Tier 1 Capital Ratio	8.12	(0.06)	8.18	8.16
(2)	Tier 1 Capital	258.2	7.2	250.9	255.7
(3)	Tier 2 Capital	152.1	(10.7)	162.8	151.5
(4)	Deductions for Total Risk-based Capital	9.1	3.5	5.5	8.7
(5)	Total Risk-based Capital (2)+(3)-(4)	401.1	(7.0)	408.2	398.6
(6)	Risk-weighted Assets	3,179.0	114.7	3,064.2	3,132.3
(7)	Total Required Capital (6)X8%	254.3	9.1	245.1	250.5

(Reference)
Mizuho Bank (BIS Standard)
(2)	Tier 1 Capital	1,670.9	162.6	1,508.2	1,615.6
(3)	Tier 2 Capital	1,306.4	5.2	1,301.2	1,305.4
(4)	Deductions for Total Risk-based Capital	75.7	0.8	74.8	100.0
(5)	Total Risk-based Capital (2)+(3)-(4)	2,901.7	167.0	2,734.6	2,821.0
(6)	Risk-weighted Assets	25,157.9	(728.0)	25,885.9	24,425.1
(7)	Total Required Capital (6)X8%	2,012.6	(58.2)	2,070.8	1,954.0

Appendix

[Capital Adequacy Ratio as of December 31, 2009]

Capital Adequacy Ratio

(Before correction)

	(%, Billions of yen)
Mizuho Financial Group (BIS Standard)	As of December 31, 2009	Change from September 30, 2009	As of September 30, 2009
(1) Consolidated Capital Adequacy Ratio	12.92	0.01	12.91
Tier 1 Capital Ratio	8.79	0.08	8.71
(2) Tier 1 Capital	5,194.3	45.6	5,148.7
(omitted)
(4) Deductions for Total Risk-based Capital	242.4	(7.0)	249.5
(5) Total Risk-based Capital (2)+(3)-(4)	7,635.2	2.5	7,632.6
(6) Risk-weighted Assets	59,090.7	(11.6)	59,102.3
(7) Total Required Capital (6)X8%	4,727.2	(0.9)	4,728.1
(Reference)
Prime Capital Ratio ø	5.44	0.07	5.37

(After correction)

	(%, Billions of yen)
Mizuho Financial Group (BIS Standard)	As of December 31, 2009	Change from September 30, 2009	As of September 30, 2009
(1) Consolidated Capital Adequacy Ratio	12.91	0.02	12.89
Tier 1 Capital Ratio	8.78	0.09	8.69
(2) Tier 1 Capital	5,194.1	46.7	5,147.4
(omitted)
(4) Deductions for Total Risk-based Capital	242.6	(8.1)	250.8
(5) Total Risk-based Capital (2)+(3)-(4)	7,634.7	4.7	7,630.0
(6) Risk-weighted Assets	59,114.8	(55.1)	59,170.0
(7) Total Required Capital (6)X8%	4,729.1	(4.4)	4,733.6
(Reference)
Prime Capital Ratio ø	5.44	0.08	5.36

Appendix

(Before correction)

	Consolidated			Non-consolidated
Mizuho Bank (Domestic Standard)	As of December 31, 2009	Change from September 30, 2009	As of September 30, 2009	As of December 31, 2009
(1) Capital Adequacy Ratio	12.82	0.03	12.79	13.00
Tier 1 Capital Ratio	7.60	0.10	7.50	7.73
(2) Tier 1 Capital	1,859.5	22.3	1,837.1	1,819.7
(omitted)
(4) Deductions for Total Risk-based Capital	59.9	(2.1)	62.1	97.0
(5) Total Risk-based Capital (2)+(3)-(4)	3,136.9	5.9	3,130.9	3,059.0
(6) Risk-weighted Assets	24,466.6	(5.5)	24,472.1	23,524.9
(7) Total Required Capital (6)X8%	1,957.3	(0.4)	1,957.7	1,881.9

Mizuho Trust & Banking (BIS Standard)
(1) Capital Adequacy Ratio	14.10	0.26	13.84	14.34
Tier 1 Capital Ratio	9.08	0.32	8.76	9.22
(2) Tier 1 Capital	273.2	4.5	268.6	272.4
(omitted)
(4) Deductions for Total Risk-based Capital	7.8	(0.2)	8.0	7.3
(5) Total Risk-based Capital (2)+(3)-(4)	424.4	0.2	424.2	423.6
(6) Risk-weighted Assets	3,008.7	(56.3)	3,065.0	2,952.3
(7) Total Required Capital (6)X8%	240.6	(4.5)	245.2	236.1

(Reference) Mizuho Bank (BIS Standard)
(1) Capital Adequacy Ratio	12.71	(0.05)	12.76	12.87
Tier 1 Capital Ratio	7.51	0.05	7.46	7.63
(2) Tier 1 Capital	1,846.9	9.7	1,837.1	1,801.3
(omitted)
(4) Deductions for Total Risk-based Capital	60.0	(2.1)	62.2	97.2
(5) Total Risk-based Capital (2)+(3)-(4)	3,124.2	(17.6)	3,141.8	3,040.5
(6) Risk-weighted Assets	24,577.3	(26.7)	24,604.0	23,606.6
(7) Total Required Capital (6)X8%	1,966.1	(2.1)	1,968.3	1,888.5

(After correction)

	Consolidated			Non-consolidated
Mizuho Bank (Domestic Standard)	As of December 31, 2009	Change from September 30, 2009	As of September 30, 2009	As of December 31, 2009
(1) Capital Adequacy Ratio	12.82	0.05	12.77	13.00
Tier 1 Capital Ratio	7.60	0.11	7.49	7.73
(2) Tier 1 Capital	1,859.5	23.2	1,836.2	1,819.7
(omitted)
(4) Deductions for Total Risk-based Capital	59.9	(3.0)	63.0	97.0
(5) Total Risk-based Capital (2)+(3)-(4)	3,136.9	7.7	3,129.2	3,059.0
(6) Risk-weighted Assets	24,466.6	(27.1)	24,493.7	23,524.9
(7) Total Required Capital (6)X8%	1,957.3	(2.1)	1,959.5	1,881.9

Mizuho Trust & Banking (BIS Standard)
(1) Capital Adequacy Ratio	13.97	0.37	13.60	14.20
Tier 1 Capital Ratio	9.00	0.38	8.62	9.13
(2) Tier 1 Capital	272.9	4.7	268.1	272.2
(omitted)
(4) Deductions for Total Risk-based Capital	8.0	(0.4)	8.5	7.6
(5) Total Risk-based Capital (2)+(3)-(4)	423.9	0.6	423.3	423.1
(6) Risk-weighted Assets	3,032.9	(77.9)	3,110.9	2,978.6
(7) Total Required Capital (6)X8%	242.6	(6.2)	248.8	238.2

(Reference) Mizuho Bank (BIS Standard)
(1) Capital Adequacy Ratio	12.71	(0.04)	12.75	12.87
Tier 1 Capital Ratio	7.51	0.06	7.45	7.63
(2) Tier 1 Capital	1,846.9	10.6	1,836.2	1,801.3
(omitted)
(4) Deductions for Total Risk-based Capital	60.0	(3.0)	63.1	97.2
(5) Total Risk-based Capital (2)+(3)-(4)	3,124.2	(15.8)	3,140.0	3,040.5
(6) Risk-weighted Assets	24,577.3	(48.3)	24,625.6	23,606.6
(7) Total Required Capital (6)X8%	1,966.1	(3.8)	1,970.0	1,888.5